SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         Date of Report: August 7, 2002



                                    BIORA AB

                             SE-205 12 Malmo, Sweden

                         Telephone: (011) 46-40-32-13-33

         Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     /X/  Form 20-F                       /_/  Form 40-F


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     /_/  Yes                             /X/  No


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         Not applicable.



         This Form 6-K consists of a press release issued by Biora AB on August 7, 2002 regarding the appointment of a new Chief Financial Officer effective September 1, 2002.

                             Press release from Biora AB (publ), August 7, 2002

No 9/02                                                  FOR IMMEDIATE RELEASE

Biora AB appoints a new CFO

Svante Lundell has been appointed as the new Chief Financial Officer of Biora AB effective September 1st 2002. He replaces Kerstin Palsson who has decided to resign from her position as CFO of the Company due to family reasons. Ms. Palsson joined Biora as Group Controller in 1997.

Svante Lundell has held a number of executive financial positions in Sweden and Europe for US based companies throughout his career. He has most recently practiced as a financial consultant focusing on financial analysis. Prior to that, he was Vice President, Finance Europe at Hercules Inc., a US specialty chemical company.



Donna Janson, President and CEO of Biora commented on the appointment:

"I am very pleased that within a short time frame we have been able to appoint a new CFO who has considerable international experience and knowledge. As Svante Lundell will be able to join Biora on September 1st, we will be able to make the transition between CFOs smoothly and effectively".


Biora develops manufactures and sells biology-based products for the treatment of dental diseases. The principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan naturally regenerates the supporting structure that the tooth has lost due to periodontal disease. Biora's American Depository Shares are quoted in the OTC market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.

----------------------------------------------------------
For further information, please contact:
- Tommie Johansson, Corporate Communications and Investor Relations, Biora +46 70 32 21 365
-    Donna Janson, President and CEO of Biora, tel: +46- 40-32 12 28
-    http://www.biora.com





         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       BIORA AB


Dated: August 7, 2002                  By: /s/  Kerstin Palsson
                                           ----------------------------------
                                           Kerstin Palsson
                                           Chief Financial Officer